Exhibit 21.1

Subsidiaries of the Registrant

The registrant has the following subsidiaries:

Name of Subsidiary	State of Organization

Guild Mortgage Company LLC	California
Guild Financial Express, Inc.	California
Guild Administration Corp.	California
Guild Mortgage Co SPE W40, LLC	Delaware
Mission Village Insurance Agency	California